Metalla closes Santa Gertrudis Royalty acquisition

(All dollar amounts are in Canadian dollars unless otherwise indicated)

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Nov. 7, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that it has closed its previously announced acquisition of a 2% net smelter return royalty (the "Royalty") on the Santa Gertrudis gold property located north of Hermosillo in Sonora, Mexico from GoGold Resources Inc. ("GoGold") (as disclosed in a news release dated September 5, 2018) (the "Transaction") for US$12 million.

Brett Heath, President, and CEO of Metalla commented, "We are pleased to have completed this transaction to give our shareholders exposure to world-class mining operator Agnico Eagle Mines Ltd. The Royalty on Santa Gertrudis will represent a long life and low-cost mine on an expansive land package that will translate into a future cornerstone asset in the Metalla royalty portfolio." Mr. Heath continued, "We also would like to welcome GoGold as a new shareholder. This transaction is a great example of our 3rd party royalty model at work, allowing holders of pre-existing royalties to maximize the value and maintain the exposure of the royalty through our equity."

SHARE ELECTION

GoGold elected to accept US$6 million of the purchase price by being issued common shares of Metalla (the "Metalla Shares") at a deemed price of $0.78 per Metalla Share (the "Share Consideration"). The Share Consideration represents a total of 10,123,077 Metalla Shares with a pro forma interest of 9.9% . The Share Consideration will be subject to a 4-month hold period under applicable securities laws, rules of the TSX Venture Exchange (the "Exchange"), and further trading restrictions governed by the definitive agreement.

LOAN AGREEMENTS

Metalla has also entered into loan agreements with a syndicate of arm's length lenders (the "Lenders") for aggregate loan proceeds of US$1,750,000 (the "Loan"). The proceeds from the Loan were used to pay, in part, the US$6 million cash portion of the acquisition price for the Royalty. The balance of the acquisition price for the Royalty was paid from the Company's cash reserves.

Terms of the Loan include interest at a rate of 5.0% per annum, calculated annually, and a term of twelve months (the "Maturity Date") with early repayment provisions. As an inducement for providing the Loan, Metalla has agreed to provide the Lenders an origination discount of US$52,500 in total and, subject to the approval of the Exchange, to issue an aggregate of 525,000 non-transferable common share purchase warrants (the "Metalla Warrants"). Each Metalla Warrant will entitle the holder to acquire one Metalla Share at an exercise price of $0.85 for a period of two years. (The term of the warrants is subject to the approval of the Exchange.) The Metalla Warrants and the underlying Metalla Shares to be issued upon exercise of the Metalla Warrants will be subject to a 4-month hold period under applicable securities laws. The Company has also granted the lenders as collateral a corporate guarantee on the wholly-owned subsidiary of Metalla that will hold the Royalty on the closing of the Transaction.

CAPITAL STRUCTURE

Following the completion of the Transaction, the Metalla's issued and outstanding common shares are expected to be approximately 102 million, which includes 2.8 million Metalla common shares priced at $0.78 to be issued pursuant to the automatic conversion of the convertible debenture held by Coeur Mining, Inc. (the "Convertible Debenture"). The Convertible Debenture automatically converts into Metalla Shares at future financings (at the future financing price) or asset acquisitions (at the acquisition price) to maintain Coeur's 19.99% until the outstanding principal is either converted in full or otherwise repaid. The remaining balance on the Convertible Debenture is expected to be US$3.2 million the automatic conversion.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

"Brett Heath"

President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the ''U.S. Securities Act''), or any state securities laws, and may not be offered or sold in the United States, or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S of the U.S. Securities Act) unless pursuant to an exemption therefrom. This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts","projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, repayment of the Loans, Exchange acceptance of the Metalla Warrants, the Metalla Shares that will be issued and outstanding after conversion of the Convertible Debenture, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Management's Discussion and Analysis of the Company for the year ended May 31, 2018 dated September 26, 2018 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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%SEDAR: 00005157E

For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com; Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 18:00e 07-NOV-18